Scorpio Bulkers Inc. Announces Financial Results for the First Quarter of 2017
MONACO-April 20, 2017 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three months ended March 31, 2017.
Results for the Three Months Ended March 31, 2017 and 2016
For the first quarter of 2017 the Company’s GAAP net loss was $34.6 million, or $0.48 loss per diluted share. For the same period in 2016 the Company’s GAAP net loss was $58.3 million, or $1.96 loss per diluted share.
For the first quarter of 2017, the Company’s adjusted net loss was $16.4 million or $0.23 adjusted loss per diluted share, which excludes a write down of assets held for sale of $17.7 million, and a write off of deferred financing costs on the credit facility related to those specific vessels of $0.5 million. For the first quarter of 2016, the Company’s adjusted net loss was $33.4 million or $1.12 adjusted loss per diluted share, which excludes a write down of assets held for sale of $12.4 million, the write off of deferred financing costs of $2.5 million and a charterhire contract termination fee of $10.0 million (see Non-GAAP Financial Measures below).
Cash and Cash Equivalents
As of April 19, 2017, the Company had approximately $135.3 million in cash and cash equivalents.
TCE Revenue
TCE Revenue Earned during the First Quarter of 2017

•	Our Kamsarmax fleet earned $9,164 per day

•	Our Ultramax fleet earned $8,230 per day
Voyages Fixed thus far in the Second Quarter of 2017

•	Kamsarmax fleet: approximately $9,914 per day for 59% of the days

•	Ultramax fleet: approximately $8,852 per day for 57% of the days
Recent Significant Events
Agreement for the Sale of Vessels
During the first quarter of 2017, we entered into agreements with an unaffiliated third party to sell the SBI Charleston and SBI Cakewalk, two 2014 built Kamsarmax vessels, for approximately $22.5 million each.
As such, as of March 31, 2017, we classified these vessels as held for sale, recorded a loss of $17.1 million and wrote off $0.5 million of deferred financing costs. We also classified the related debt of approximately $20.1 million as a current liability. Net cash proceeds after paying off the related debt, as well as the termination fees and commissions, is approximately $24.2 million.
The sales are expected to be completed in the second quarter of 2017.
Newbuilding Vessels Deliveries
During the first quarter of 2017, the Company took delivery of the following newbuilding vessels:

•	SBI Samson, an Ultramax vessel, delivered from Chengxi Shipyard Co. Ltd.

•	SBI Parapara, a Kamsarmax vessel, delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Swing, a Kamsarmax vessel, delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Phoenix, an Ultramax vessel, delivered from Chengxi Shipyard Co. Ltd.

•	SBI Mazurka, a Kamsarmax vessel, delivered from Hudong-Zhonghua (Group) Co., Ltd.

Since April 1, 2017, the Company took delivery of the final vessel in our newbuilding program:

•	SBI Jive, a Kamsarmax vessel, delivered from Hudong-Zhonghua (Group) Co., Ltd.
All 48 vessels in our newbuilding program have successfully been delivered. As of March 31, 2017, all contracted amounts have been paid in full and we have no further obligations due to any shipyard.

Debt and Liquidity Overview
We made the following drawdowns, gross of any simultaneous prepayments from our credit facilities during the first quarter of 2017:

	Credit Facility	Drawdown Amount ($ thousands)	Collateral
1	$330 Million Credit Facility	$12,000	SBI Phoenix
2	$330 Million Credit Facility	13,200	SBI Swing
3	$409 Million Credit Facility	13,200	SBI Mazurka
4	$330 Million Credit Facility	13,200	SBI Jive
The Company’s outstanding debt balance, gross of unamortized deferred financing costs as of March 31, 2017 and April 19, 2017 are as follows (dollars in thousands). The Company expects to pay off the $39.6 Million Credit Facility in full upon the completion of the sale of the two Kamsarmax vessels.

Credit Facility	Amount Outstanding
Senior Notes	$73,625
$39.6 Million Credit Facility	20,144
$409 Million Credit Facility	179,473
$330 Million Credit Facility	263,122
$42 Million Credit Facility	38,512
$67.5 Million Credit Facility	40,461
$12.5 Million Credit Facility	10,379
$27.3 Million Credit Facility	19,375
Total	$645,091

The Company’s projected quarterly debt repayments through 2019, including the repayment of debt on the two Kamsarmaxes that we agreed to sell, is as follows (dollars in thousands):

Q2 2017	(1)	$23,130
Q3 2017		6,130
Q4 2017		6,130
Q1 2018		6,130
Q2 2018		6,130
Q3 2018		6,130
Q4 2018		6,326
Q1 2019		6,326
Q2 2019		6,326
Q3 2019	(2)	79,951
Q4 2019		6,326
Total		159,035

(1)	Relates to payments expected to be made from April 19, 2017 to June 30, 2017, including $20.1 million in repayment of debt on the two Kamsarmaxes that we agreed to sell.

(2)	Includes $73.6 million repayment of Senior Notes due at maturity
Financial Results for the Three Months Ended March 31, 2017 Compared to the Three Months Ended March 31, 2016
The Company had a GAAP net loss of $34.6 million, or $0.48 loss per diluted share for the first quarter of 2017 compared with a GAAP net loss of $58.3 million, or $1.96 loss per diluted share for the first quarter of 2016.
Excluding a write down of assets held for sale of $17.7 million and the write off of deferred financing costs on the credit facility related to the vessels held for sale of $0.5 million, adjusted net loss for the first quarter of 2017 was $16.4 million or $0.23 adjusted loss per diluted share. Similarly, excluding a write down of assets held for sale of $12.4 million, the write off of deferred financing costs of $2.5 million and a charterhire contract termination fee of $10.0 million, adjusted net loss for the first quarter of 2016 was $33.4 million or $1.12 adjusted loss per diluted share (see Non-GAAP Financial Measures below).
Time charter equivalent (TCE) revenue, a Non-GAAP financial measure, is vessel revenues less voyage expenses (including bunkers, port charges, broker fees and other miscellaneous expenses that we are unable to recoup under time charter and pool arrangements). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
TCE revenue was $34.6 million for the first quarter of 2017 and is associated with a day weighted average of 47 vessels owned and one vessel time chartered-in compared to $10.2 million during the prior year quarter, which was associated with a day weighted average of 31 vessels owned and seven vessels time chartered-in. TCE revenue per day was $8,608 and $3,404 for the first quarter of 2017 and 2016, respectively. TCE rates continued the sequential quarter on quarter growth experienced since recovering from the all-time lows experienced in the first quarter of 2016. The increase in rates is attributable to increased worldwide demand across all bulk sectors, regions and commodities, as well as a diminishing supply side as fewer vessels are now on order. Overall TCE revenue increased significantly versus the prior year period due to the increase in rates combined with the increase in revenue days associated with the growth of our fleet.
Vessel operating costs were $21.8 million and included approximately $1.1 million of takeover costs associated with new deliveries, and $0.9 million of non-operating expenses and related to 47 vessels owned, on average, during the period. Takeover costs will be eliminated upon the delivery of the final vessel in the second quarter of 2017. Vessel operating costs for the prior year quarter were $15.3 million and related to 31 vessels owned, on average, during the period. Sequentially, daily operating costs, excluding take over and other non-operating costs, remained relatively flat at $5,019 in the first quarter of 2017 versus $5,037 in the fourth quarter of 2016. We expect that the per day cost will decrease due to certain measures undertaken to increase awareness and responsibility.

Charterhire expense decreased to $2.0 million in the first quarter of 2017 from $8.5 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in from seven vessels to one vessel, on a day weighted average, respectively. We also recorded a charterhire contract termination fee of $10.0 million to terminate four time charter-in agreements during the first quarter of 2016. The remaining time chartered-in vessel is expected to be redelivered in July 2017.
Depreciation increased to $11.6 million in the first quarter of 2017 from $7.3 million in the prior year period, reflecting the increase in our weighted average vessels owned to 47 from 31.
General and administrative expense decreased slightly to $7.7 million from $7.8 million in the prior year period as decreases in restricted stock amortization, due to the run off of awards granted at a higher fair value, were offset by an increase in commercial management fees, primarily reflecting the growth of our fleet.
During the first quarter of 2017, we recorded a write down on assets held for sale of $17.1 million related to the sale of two Kamsarmax vessels to an unaffiliated third party and also recorded a $0.6 million adjustment related to vessels previously sold. During the first quarter of 2016, the Company recorded a write down of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015.
During the first quarters of 2017 and 2016, we wrote off $0.5 million and $2.5 million, respectively, of deferred financing costs accumulated on credit facilities for which the related vessels were sold or the commitments were otherwise reduced.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended March 31,
	2017	2016
Revenue:
Vessel revenue	$34,728	$10,244
Operating expenses:
Voyage expenses	117	65
Vessel operating costs	21,801	15,315
Charterhire expense	1,971	8,544
Charterhire contract termination charge	—	10,000
Vessel depreciation	11,582	7,292
General and administrative expenses	7,728	7,787
Loss / write down on assets held for sale	17,702	12,433
Total operating expenses	60,901	61,436
Operating loss	(26,173)	(51,192)
Other income (expense):
Interest income	262	93
Foreign exchange gain (loss)	(94)	(118)
Financial expense, net	(8,559)	(7,043)
Total other expense	(8,391)	(7,068)
Net loss	$(34,564)	$(58,260)

Loss per common share - basic and diluted(1)	$(0.48)	$(1.96)
Weighted-average shares outstanding - basic and diluted(1)	71,735	29,794

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three months ended March 31, 2017 and 2016, as the impact would be anti-dilutive since the Company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	March 31, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$126,598	$101,734
Accounts receivable	5,714	7,050
Prepaid expenses and other current assets	5,449	6,696
Assets held for sale	44,340	—
Total current assets	182,101	115,480
Non-current assets
Vessels, net	1,336,262	1,234,081
Vessels under construction	27,251	180,000
Deferred financing costs, net	3,857	3,307
Other assets	13,598	14,289
Total non-current assets	1,380,968	1,431,677
Total assets	$1,563,069	$1,547,157

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$40,832	$13,480
Accounts payable and accrued expenses	8,855	11,070
Total current liabilities	49,687	24,550
Non-current liabilities
Bank loans, net	515,076	493,793
Senior Notes, net	72,329	72,199
Total non-current liabilities	587,405	565,992
Total liabilities	637,092	590,542
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 75,309,486 and 75,298,676 shares as of March 31, 2017 and December 31, 2016, respectively	753	753
Paid-in capital	1,718,284	1,714,358
Accumulated deficit	(793,060)	(758,496)
Total shareholders’ equity	925,977	956,615
Total liabilities and shareholders’ equity	$1,563,069	$1,547,157

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the Three Months Ended March 31,
	2017	2016
Operating activities
Net loss	$(34,564)	$(58,260)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	3,862	4,514
Vessel depreciation	11,582	7,292
Amortization of deferred financing costs	1,360	834
Write off of deferred financing costs	470	2,456
Loss / write down on assets held for sale	16,471	10,555
Changes in operating assets and liabilities:
Increase (decrease) in accounts receivable	1,337	(2,599)
(Decrease) increase in prepaid expenses and other current assets	(697)	4,500
(Decrease) increase in accounts payable and accrued expenses	(1,556)	3,185
Net cash used in operating activities	(1,735)	(27,523)
Investing activities
Proceeds from sale of assets held for sale	—	269,376
Payments on assets held for sale	—	(98,445)
Payments for vessels and vessels under construction	(22,421)	(148,365)
Net cash used in investing activities	(22,421)	22,566
Financing activities
Proceeds from issuance of common stock	—	60,703
Proceeds from issuance of long-term debt	51,600	106,843
Repayments of long-term debt	(2,580)	(130,885)
Debt issue costs paid	—	(1,819)
Net cash provided by financing activities	49,020	34,842
Increase in cash and cash equivalents	24,864	29,885
Cash at cash equivalents, beginning of period	101,734	200,300
Cash and cash equivalents, end of period	$126,598	$230,185

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended March 31, 2017	Three Months Ended March 31, 2016
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$34,728	$10,244
Voyage expenses	(117)	(65)
Time charter equivalent revenue	$34,611	$10,179
Time charter equivalent revenue attributable to:
Kamsarmax	$14,900	$4,360
Ultramax	19,711	5,819
	$34,611	$10,179
Revenue days:
Kamsarmax	1,626	1,309
Ultramax	2,395	1,681
Combined	4,021	2,990
TCE per revenue day (1):
Kamsarmax	$9,164	$3,331
Ultramax	$8,230	$3,462
Combined	$8,608	$3,404

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Fleet List as of April 19, 2017

Owned vessels delivered from shipyards

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk (1)	2014	82,000	Kamsarmax
SBI Charleston (1)	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
SBI Zumba	2016	82,000	Kamsarmax
SBI Macarena	2016	82,000	Kamsarmax
SBI Parapara	2017	82,000	Kamsarmax
SBI Mazurka	2017	82,000	Kamsarmax
SBI Swing	2017	82,000	Kamsarmax
SBI Jive	2017	82,000	Kamsarmax
Total Kamsarmax		1,644,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
SBI Poseidon	2016	60,200	Ultramax

Vessel Name	Year Built	DWT	Vessel Type
SBI Apollo	2016	60,200	Ultramax
SBI Samson	2017	64,000	Ultramax
SBI Phoenix	2017	64,000	Ultramax
Total Ultramax		1,731,800
Total Owned Vessels DWT		3,375,800

(1)	Classified as held for sale.
Time chartered-in vessels
The Company currently has time chartered-in one dry bulk vessel. The terms of the contract is summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(1)
Total TC DWT		82,000

(1)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

Conference Call Details:
Thursday, April 20, 2017 at 9:00 AM Eastern Standard Time / 3:00 PM Central European Time.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International). The conference participant passcode is 7616205. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: http://edge.media-server.com/m/p/fevw4kr2
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Upon completion of the above mentioned sales, Scorpio Bulkers Inc. will own 46 vessels, consisting of 18 Kamsarmax vessels and 28 Ultramax vessels. The Company also time charters-in one dry bulk Kamasarmax vessel. The owned fleet will have a total carrying capacity of approximately 3.2 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures (unaudited)
This press release describes adjusted net loss and related per share amounts, which is not a measure prepared in accordance with GAAP. We believe the non-GAAP financial measure presented in this press release provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP.
Adjusted net loss
In thousands, except per share data

	For the Three Months Ended March 31,
	2017		2016
	Amount	Per share	Amount	Per share
Net loss	$(34,564)	$(0.48)	$(58,260)	$(1.96)
Adjustments:
Loss / write down on assets held for sale	17,702	0.25	12,433	0.42
Write down of deferred financing cost	470	0.01	2,456	0.08
Charterhire contract termination charge	—	—	10,000	0.34
Total adjustments	18,172	0.25	14,889	0.50
Adjusted net loss	$(16,392)	$(0.23)	$(33,371)	$(1.12)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)